SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE TO-I/A
                                  (Rule 13e-4)
                                 AMENDMENT NO. 3
                             TENDER OFFER STATEMENT
                                      UNDER
       SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934



               FONIX CORPORATION (NAME OF SUBJECT COMPANY (ISSUER)
                          AND FILING PERSON (OFFEROR))

     CERTAIN OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE,
                         (TITLE OF CLASS OF SECURITIES)

                                      n/a*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                THOMAS A. MURDOCK
                       PRESIDENT, CHIEF EXECUTIVE OFFICER
                                FONIX CORPORATION
                         9350 SOUTH 150 EAST, SUITE 700
                                SANDY, UTAH 84070
                                 (801) 553-6600

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                    COPY TO:
                             JEFFREY M. JONES, ESQ.
                               WAYNE D. SWAN, ESQ.
                             DURHAM JONES & PINEGAR
                          111 EAST BROADWAY, SUITE 900
                           SALT LAKE CITY, UTAH 84111
                                 (801) 415-3000

             TRANSACTION VALUATION        AMOUNT OF FILING FEE

                $23,140,473                        $2,724

         Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 752,705 shares of Common Stock of Fonix Corporation, having an aggregate value of $23,140,473 as of January 19, 2005, will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 0.00011770 of the value of the transaction. Fee paid with original filing. No additional fee due.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


                         AMOUNT PREVIOUSLY PAID: $2,724
          FORM OR REGISTRATION NO.: SCHEDULE TO, FILE NO. 005-47375
                         FILING PARTY: FONIX CORPORATION
                           DATE FILED: JANUARY 19, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying Common Stock is 34459U306.

INTRODUCTION

         This Amendment No. 3 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 20, 2005, as amended previously by Amendment No's 1 and 2 (the "Schedule TO"), relating to the offer by Fonix Corporation ("Fonix") to exchange certain outstanding options to purchase shares of Fonix Common Stock held by Eligible Optionholders granted under the Fonix 1996 Long-term Investment and Incentive Plan, 1996 Directors' Stock Option Plan, 1997 Stock Option and Incentive Plan, and 1998 Stock Option and Incentive Plan. (the "Option Plans"), for new options to purchase shares of Common Stock of Fonix, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated January 19, 2005, a copy of which is atttached as Exhibit (a)(1) to the Schedule TO, as the same has been amended by the Supplemental Memorandum from Thomas A. Murdock to Eligible Optionholders, dated February 11, 2005, a copy of which is attached as Exhibit (a)(10) to the Schedule TO, and in the following additional documents attached as exhibits to the Schedule TO: the Memorandum from Thomas A. Murdock, Chief Executive Officer, dated January 19, 2005, the Election Form, the Notice to Change Election From Accept to Reject, and the Promise to Grant Stock Options.

         Except as provided in this Amendment, this Amendment does not alter the terms and conditions previously set forth in the offer. Capitalized terms used and not defined in this Amendment have the meanings given to those terms in the Schedule TO and its exhibits.


ITEM 4   TERMS OF THE TRANSACTION.

(a) Section 4 ("Procedures for tendering options") of the Offer to Exchange is hereby amended in the following particulars: The paragraph under the heading on page 18, "Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects" is amended to read in its entirety as follows:

                  We will determine, in our discretion, all questions as to the form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any tender of any particular options or for any particular optionholder. If we waive a condition of the Offer with respect to any optionholder, we will waive the condition as to all optionholders. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering optionholder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any notice. This is a one-time offer, and we will strictly enforce the Offer period, subject only to an extension which we may grant in our sole discretion.


         Section 4 ("Procedures for tendering options") of the Offer to Exchange is hereby amended in the following particulars: The last sentence of paragraph 2, page 18 of the Offer to Exchange, under the heading, "Withdrawal rights and change of election," is amended to read in its entirety as follows:

                  We intend to accept your tendered options for cancellation promptly after the expiration of the offer on February 21, 2005 and, if the offer is extended by us, we expect to grant you withdrawal rights through the last day of the extended offer period.

         Section 7 ("Conditions of the Offer") of the Offer to Exchange is amended in the following particulars: The first paragraph under Section 7, "Conditions of the Offer," on page 20 of the Offer to Exchange is amended to read in its entirety as follows:

                  Notwithstanding any other provision of the Offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), if at any time on or after January 19, 2004, and prior to the Expiration Date, any of the following events has occurred, or has been determined by us to have occurred, excluding, however, any action or omission to act by us, and, in our reasonable judgment in any case and regardless of the circumstances giving rise to the event (again excluding any action or omission to act by us), the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of options tendered for exchange:


ITEM 12 EXHIBITS.

         Item 12 is amended and supplemented as follows so as to add Exhibit (a)
10) attached hereto:

         (a)(1) Offer to Exchange Certain Outstanding Options for New Options dated January 19, 2005, as amended.*

             (2) Election Form, as amended.*

             (3) Memorandum from Thomas A. Murdock, Chief Executive Officer, to Employees dated January 19, 2005.*

             (4)  Notice to Change Election From Accept to Reject.*

             (5)  Form of Confirmation of Receipt of Election to Exchange
                  Options.*

             (6)  Form of Promise to Grant Stock Option(s).*

             (7) Fonix's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed with the SEC on November 22, 2004, is incorporated herein by reference.

             (8) Fonix's Annual Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on April 14, 2004, as amended by Form 10-K/A for the year ended December 31, 2003 filed with the SEC on May 5, 2004, is incorporated herein by reference.

             (9)  Press release of the Company dated January 20, 2005.*

(10) Supplemental Memorandum of Thomas A. Murdock, Chief Executive Officer, to Eligible Option holders, dated February 11, 2005.

         (b)      Not applicable.

         (d)(1) Fonix Corporation Second Amended and Restated 1998 Stock Option and Incentive Plan.*

         (g)      Not applicable.

(h) Not applicable.


ITEM 13 INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a) Not applicable.


*  Indicates previously filed

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

FONIX CORPORATION

By:      /s/ Thomas A. Murdock
         ---------------------------------
         Thomas A. Murdock
Its:     Chief Executive Officer

Date:    February 11, 2005

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION

(a)(10) Supplemental Memorandum of Thomas A. Murdock, Chief Executive Officer, to Eligible Option holders, dated February 11, 2005